

January 13, 2010

Peter J. Johnson
President and Chief Executive Officer
Eagle Bancorp Montana, Inc.
1400 Prospect Avenue
Helena, MT 59601

> **Re: Eagle Bancorp Montana, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 17, 2009**
> **File No. 333-163790**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

2.   Please file all missing exhibits with your next amendment.

Offering Prospectus

General

3.   Please include a "Recent Developments" section in the forepart of the prospectus
        to update the financial information for any material changes in your financial
        condition, results of operations and performance, capital and asset quality ratios
        related to your most recent interim financial statements.

4.   Please use plain English and eliminate unnecessary and repetitive information
        from the prospectus cover page and the summary. Please review the cover page
        and the entire summary with a view towards revising your document to comply
        with this comment. See Rules 501 and 503 of Regulation S-K. See also *A Plain
        English Handbook*, which is available at www.sec.gov.

Cover Page

5.   Please confirm that you will not use the prospectus before the effective date of the
        registration statement. In the alternative, you may revise the cover page to
        include an appropriate "subject to completion" legend. See Item 501(b)(10) of
        Regulation S-K.

6.   If true, please revise the fourth paragraph to indicate that American Federal
        Savings Bank's statement savings rate is subject to change at any time.

Forward Looking Statements, page ii

7.   Move this section to somewhere after the Risk Factors section.

Summary

Our Competitive Strengths, page 2

8.   In the "Maintaining strong asset quality" subsection, please indicate the source of
        your information regarding non-performing asset ratios.

How We Determined the Offering Range..., page 5

9. Please elaborate on your board of directors' belief that you would not be able to sell your shares at a price-to-book value and price-to-tangible book value that was in line with the peer group without unreasonably exceeding the peer group on a price-to-core earnings basis and disclose the results of that belief.

10. Please include a lead-in to the chart on page 6 that describes what the chart shows.

Purchases and Ownership by our Officers and Directors, page 8

11. Please include a cross-reference to the "Subscriptions by Executive Officers and Directors" section of the prospectus.

Benefits to Management and Potential Dilution..., page 8

12. In the "Employee Stock Ownership Plan" subsection, please explain why the ESOP will have first priority to purchase shares over the maximum in the event you receive orders for more shares of common stock than the maximum of the offering range. In this regard, we note from your disclosure elsewhere that the ESOP has second priority rights in the subscription offering.

13. In the "Stock-Based Incentive Plan" subsection, please disclose your current intent with respect to the timing of implementation of the plan (i.e., before or after 12 months following completion of the conversion).

Market for Common Stock, page 10

14. Please update this section to disclose the current status of your listing application with the NASDAQ Global Market.

Delivery of Stock Certificates, page 13

15. Please indicate how soon after the offering closes your common stock will begin trading. Also provide a more precise indication as to how soon after the offering closes subscribers can expect to receive their stock certificates. Explain how a subscriber could sell his or her shares of common stock without having received the stock certificate.

Risk Factors

General

16. Some of your risk factors make statements that "there can be no assurance" or use

similar language regarding assurances that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

A federal legislative proposal has been introduced..., page 17

17.   Please revise this risk factor to describe the risk involved in eliminating the Office of Thrift Supervision.

Pro Forma Data, page 31

18.   Please elaborate on the reason for assuming that only one-third of the shares will be purchased in the subscription and community offerings.

19.   We note your pro forma adjustment five on page 34 adjusted the number of shares used to calculate the pro forma net income per share. Please revise the description of the adjustment to enable a reader to understand how you determined the exchange ratio used similar to that presented on page 6.

20.   We note your pro forma adjustment eight on page 34 adjusted the number of shares used to calculate the pro forma stockholders' equity per share. Please revise to describe in detail the items included in this calculation similar to the description in pro forma adjustment five.

Management

Transactions with Certain Related Persons, page 86

21.   We note your disclosure that loans to your executive officers and directors are made on substantially the same terms and conditions, including interest rate and collateral, as those of comparable loans to other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Comparison of Stockholders' Rights..., page 107

22.   You may not qualify this discussion by reference to the Delaware General Corporation Law. Revise to eliminate the qualification and indicate that all material differences and similarities are discussed.

Consolidated Financial Statements of Eagle Bancorp and Its Subsidiaries

Balance Sheet, page F-3

23.   Revise the balance sheet to indicate that your allowance for loan losses was
        $300,000 at June 30, 2008.

Notes to Consolidated Financial Statements

Note 3: Securities, page F-15

24.   We note your disclosure on page F-18 that your corporate obligations securities
        had gross unrealized losses of $570,000 for 12 months or longer. In addition, we
        note your statement that you have the ability to hold these securities "until
        maturity, or for the foreseeable future." Please tell us and disclose how you
        considered the guidance in ASC 320-10-35-33 or paragraphs 25 to 28 of FSP
        SFAS 115-2/124-2 in your determination that there was no other-than-temporary
        impairment of securities at the end of each of the periods presented.

Quarterly Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 2. Investment Securities, page G-8

25.   We note that you did not have any credit related impairment during the quarter
        ended September 30, 2009. To provide your investors with a better understanding
        of your securities and the gross unrealized losses, please revise to include the
        disclosures required by ASC 320-10-50 or paragraphs 38 to 41 of FSP SFAS 115-
        2/124-2.

Proxy Statement/Prospectus

General

26.   Please tell us why you have not included financial statements in the proxy
        statement/prospectus or include them in your next amendment.

Exhibits

27.   We note that certain management contracts or compensatory plans are not
        included as exhibits to the registration statement. Please include them as exhibits
        and file them with your next amendment, or provide us with your basis for
        exclusion.

28.   We note that the exhibits to Exhibit 2 are not included. Please refile the Plan of
       Conversion and Reorganization in its entirety in your next amendment.

Closing Comments

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking
  any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated
  authority, in declaring the filing effective, does not relieve the company from
  its full responsibility for the adequacy and accuracy of the disclosure in the
  filing; and

- the company may not assert staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission or
  any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any other questions.

Sincerely,

****

Kathryn McHale
Staff Attorney

cc: (facsimile only)

Raymond J. Gustini, Esq.
Nixon Peabody LLP